Exhibit 1
English translation of the Articles of Association of the Company

Articles of Association of
Koninklijke Philips Electronics N.V.
(Royal Philips Electronics)
as last amended on July 10, 2006
Translation of the original and authentic Dutch text.

Name and seat.
Article 1.
1. The name of the Company is: Koninklijke Philips Electronics N.V.

2. The Company is authorized to act as: “Royal Philips Electronics”.

3. Its registered office is situated in Eindhoven.
Objects.
Article 2.
The objects of the Company are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything pertaining thereto or connected therewith, including the provision of security in particular for commitments of business undertakings which belong to its group, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the Company and the companies in which it directly or indirectly participates.

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Share capital and shares.
Article 3.
1.	The share capital of the Company is one billion euros (EUR 1,000,000,000), divided into two billion five hundred million (2,500,000,000) common shares of twenty euro cents (EUR 0.20) each, in these articles of association henceforth referred to as “common shares”, and two billion five hundred million (2,500,000,000) preference shares of twenty euro cents (EUR 0.20) each, in these articles of association henceforth referred to as “preference shares”.
2.	Unless otherwise stated, the term “shares” in these articles of association shall refer both to common and to preference shares.
Issue of shares.
Article 4.
1.	The Board of Management shall have the power to issue common shares if and insofar as the Board of Management has been designated by the General Meeting of Shareholders as the authorized body for this purpose. Such a designation shall only take place for a specific period of no more than five years and may not be extended by more than five years on each occasion. The Board of Management requires the approval of the Supervisory Board for such an issue.
2.	If a designation as referred to in clause 1 is not in force, the General Meeting of Shareholders shall have the power, upon the proposal of the Board of Management-which proposal must be approved by the Supervisory Board - to resolve to issue common shares.
3.	In the event of a common share issue in return for a cash consideration, holders of common shares shall have a pre-emption right in proportion to the number of common shares which they own. The Board of Management shall have the power to restrict or exclude the preemption right accruing to these shareholders, if and insofar as the Board of Management has also been designated by the General Meeting of Shareholders for this purpose as the authorized body for the period of such designation. The provisions in the second and third sentences of clause 1 shall apply accordingly.
4.	If a designation as referred to in clause 3 is not in force, the General Meeting of Shareholders shall have the power, upon the proposal of the Board of Management-which proposal must be approved by the Supervisory Board-to restrict or exclude the pre-emption right accruing to shareholders.
5.	A resolution of the General Meeting of Shareholders in accordance with clauses 3 and 4 of this article requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.
6.	Clauses 1 and 2 of this article apply mutatis mutandis to an issue of preference shares An option to take preference shares was granted on the nineteenth day of June nineteen hundred eighty-nine to the Stichting Preferente Aandelen Philips under the power vested in the Board of Management at that time in the articles of association.
7.	In order for resolutions of the General Meeting of Shareholders to issue shares or to designate the Board of Management, as referred to in clauses 1,2 and 6, to be valid, a prior

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or simultaneous resolution granting approval is required from each group of holders of shares of the same type whose rights are affected by the issue.
8.	The preceding clauses of this article shall apply accordingly mutatis mutandis to the granting of rights to take shares, but shall not apply to the issue of shares to someone who exercises a previously acquired right to take shares. The Board of Management shall have the power to issue such shares.
9.	The issue price shall not be fixed below par, subject to deviations which the law permits in this respect. The common shares shall be fully paid up when they are taken. At least a quarter of the nominal amount shall be paid on preference shares when they are taken. Further payment on the preference shares shall be made within one month after the Board of Management, subject to the approval of the Supervisory Board, has made a corresponding request in writing to the shareholders concerned.
Acquisition, disposal of shares in the Company’s own capital and reduction of share capital.
Article 5.
1.	Any acquisition by the Company of shares in its capital which are not fully paid up shall be null and void.
2.	The Company may acquire, for valuable consideration, common shares in its own share capital if and insofar as:
a.	its shareholders’ equity less the purchase price of the common shares is not less than is laid down in the relevant statutory provisions;

b.	the nominal amount of the shares in its capital which the Company acquires, holds or holds as pledgee, or which are held by a subsidiary, is not more than one-tenth of the issued share capital; and

c.	the General Meeting of Shareholders has authorized the Board of Management to acquire such shares, which authorization may be given for no more than eighteen months on each occasion.
Shares thus acquired may again be disposed of.The Board of Management shall not acquire shares in the Company’s own share capital as referred to above-if an authorization as referred to above is in force-or dispose of such shares without the approval of the Supervisory Board.
3.	The Board of Management shall have the power, without the authorization referred to in clause 2 but with the approval of the Supervisory Board, to acquire on behalf of the Company shares in its own share capital as referred to above in order to transfer the shares to employees of the Company or of a group company, in pursuance of a rule applying to them.
4.	No voting right attaches to own shares as referred to above. These shares shall not rank for the purpose of determining any majority or for deciding whether a specific proportion of the issued share capital is represented at a general meeting of shareholders.
5.	Upon the proposal of the Board of Management-which proposal must have the approval of the Supervisory Board-the General Meeting of Shareholders shall have the power to resolve, having regard to the provisions of Section 99 of Book 2 of the Netherlands Civil

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Code, to reduce the issued share capital:
-	by a cancellation of common shares acquired by the Company in its own share capital;

-	by a reduction of the nominal amount of the shares by amendment of the articles of association, with partial repayment on those shares;

-	by a cancellation of preference shares, with repayment on the said preference shares; or

-	by a release from the obligation to make further payment on the preference shares upon implementation of a resolution to reduce the nominal amount of such shares.
It shall be indicated in this resolution whether and, if so, to what extent this relates to common shares, to all or only to certain preference shares or - insofar as this is permitted - to all shares, and rules shall be drawn up for the implementation of the resolution. A partial repayment or release from the obligation to make further payment must be made proportionally to all shares concerned.
Shares, share certificates and share register.
Article 6.
1.	Preference shares shall be registered. Common shares shall, at the option of the shareholder, be either in bearer or registered form, as specified in the following clauses.
2.	Where a share belongs to more than one person in any form of joint ownership, or where limited rights in rem attach to any share, the Company is entitled to require those concerned to designate in writing one person to exercise the rights attached to the share.
3.	The expression “shareholder”, as used in these articles, shall, if the ownership of a share is vested in more than one person, mean the joint holders of such share, without prejudice, however, to the provisions of clause 2 of this article. The expression “person”, as used in these articles, shall include a body corporate.
4.	Share certificates for bearer shares consist of a main part with a dividend sheet not consisting of separate dividend coupons. Such dividend sheets shall be issued solely to “depositaries” who have been admitted to the Centre for Securities Administration in Amsterdam and who are bound by the regulations that apply to such depositaries.
Share certificates for bearer shares shall be available for such numbers, which may be subject to change, as the Board of Management may determine.
5. Registered shares shall be available:
-	in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles as Type I shares;

-	and - should the Board of Management so decide - in the form of an entry in the share register with issue of a certificate, which certificate shall consist of a main part without dividend sheet; shares of this type and share certificates of this type for common shares are referred to in these articles as Type II shares and share certificates, these being available for such numbers, which may be subject to change, as the Board of Management may determine.
6.	The form in which share certificates are issued shall be determined by the Board of Management.

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7.	The forms of share specified in clauses 4 and 5 may, on conditions to be determined by the Company, be converted into other forms referred to in the respective clauses.
Article 7.
1.	In respect of registered shares a register shall be kept by or on behalf of the Company, which register shall be regularly updated and, in the form the Board of Management will decide, may, in whole or in part, be maintained in more than one copy and at more than one place. At least one copy will be maintained at the office of the Company.
2.	Each shareholder’s name and address, the number and type of shares registered in his name, the date on which registered shares were acquired, the date of acknowledgement and/or service upon the Company of the instrument of transfer, the amounts paid thereon and such further data as the Board of Management shall deem desirable, whether at the request of a shareholder or not, shall be entered in the register. The names and addresses of persons who have a right of usufruct or pledge in respect of those shares, the date on which they acquired such a right, the date of acknowledgement or service upon the Company of the instrument of transfer, as well as the other data required by law, shall also be entered in the register.
3.	Upon request, a shareholder shall be given free of charge an extract from the register in respect of the shares registered in his name.
4.	The Board of Management may resolve that the register be kept fully or partially in electronic form.
Duplicates of share certificates.
Article 8.
1.	Upon a written request from a person entitled to such certificates, missing or damaged common share certificates, or parts thereof, may be replaced by new certificates, or by duplicates bearing the same numbers and/or letters, provided that the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the Board of Management, and further subject to such conditions as the Board of Management may deem necessary.
2.	In appropriate cases, at its own discretion, the Board of Management may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the Board of Management, announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced and shown to the Board of Management before that time.
3. The issue of new certificates or duplicates shall render the original document invalid.
4.	The issue of new certificates or duplicates for shares may in appropriate cases, at the discretion of the Board of Management, be published in newspapers to be indicated by the Board of Management.

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Transfer of shares.
Article 9.
The transfer of a registered share, including:
-	the allotment of registered shares in the event of a judicial division of any form of community of property or interests;

-	the transfer of a registered share as a consequence of a judgement execution;

-	the creation of limited rights in rem on a registered share, shall require an appropriate instrument of transfer that has to meet the conditions stipulated by the Company and for which a model will be available for shareholders at no costs, as well as an acknowledgement. These acknowledgement may be made:
-	in the instrument of transfer; or

-	by a certificate with an officially recorded, or otherwise fixed, date containing the acknowledgement on the instrument of transfer or of a copy or extract thereof authenticated by a civil law notary or by the transferor.
If a Type II share certificate has been issued, the share certificate is also required to be handed over to the Company for the purpose of the share transfer. In this case the acknowledgement may be made by making an annotation on the share certificate or by replacing the certificate with a new one in the name of the transferee.
In the case of preference shares which have not been paid up in full, the acknowledgement may be made only if there is an instrument of transfer with an officially recorded, or otherwise fixed, date. When preference shares which have not been paid up in full are transferred, the date of transfer shall be entered in the register.
Board of Management; task and appointment.
Article 10.
1.	The Company shall be managed by a Board of Management, consisting of at least three members, under the supervision of a Supervisory Board. The Chairman of the Board of Management shall be President of the Company and shall have the title “Chief Executive Officer”. The other members shall be Executive Vice-Presidents of the Company. The Supervisory Board may appoint a Chief Financial Officer from among the other members and may also grant other titles to members of the Board of Management. With due observance of the minimum of three, the number of members shall be decided by the Supervisory Board.
2.	Members of the Board of Management, as well as the Chairman of the Board of Management and President of the Company, shall be appointed by the General Meeting of Shareholders from a binding list of one person or as many more persons as the law requires for each vacancy to be filled, drawn up by the Supervisory Board after consultation with the Chairman of the Board of Management. Votes in respect of persons who have not been so nominated shall be invalid.
3.	The list of nominees shall be deposited for inspection by shareholders at the office of the Company, as from the date the notice convening the general meeting of shareholders at

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which the appointments are to be made is served until the close of that meeting and shall be published on the Company’s website. If a binding list of nominees has not been drawn up or has not been drawn up in time, this will be stated in the notification, then the General Meeting of Shareholders shall be free to appoint.
4.	The list of nominees referred to in clause 2 of this article may be deprived of its binding character by a resolution adopted at a General Meeting of Shareholders by a simple majority of the votes cast, representing at least one third of the issued share capital. In that event a new binding list shall be submitted to a subsequent general meeting of shareholders, with due observance of the provisions of the preceding clauses of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, the General Meeting of Shareholders shall be free to appoint.
If a simple majority of the votes cast is in favor of the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital that this majority represents. In the event that at such meeting the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character is adopted, the provisions in the second and third sentences of this clause shall apply accordingly.
5.	A member of the Board of Management is appointed for a maximum period of four years, it being understood that this maximum period of appointment expires no later than at the end of the following general meeting of shareholders to be held in the fourth year after the year of appointment, or, if applicable, on a later pension or other contractual termination date in that year, unless the General Meeting of Shareholders resolves otherwise.
6.	Reappointment is possible on each occasion for a maximum period of four years as referred to in the preceding clause, subject to the provisions of the preceding clauses of this article.
7.	Should the number of members of the Board of Management fall below three, the powers of the Board of Management shall remain intact. In such a case a general meeting of shareholders shall be held at the earliest opportunity to fill the vacancies on the Board of Management.
8.	Without prejudice to the provisions of clause 2 of this article, a proposal to make appointments to the Board of Management may only be placed on the agenda of the general meeting of share-holders by the Board of Management and only in consultation with the Supervisory Board.
Board of Management; suspension and removal.
Article 11.
1.	Members of the Board of Management may be suspended or removed by the General Meeting of Shareholders. A resolution to suspend or remove a member of the Board of Management, other than a resolution proposed by the Board of Management or the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one third of the issued share capital.
2.	The members of the Board of Management may be suspended from office by the Supervisory Board either collectively or individually. Within three months of such suspension

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a general meeting of shareholders shall be held to decide whether the suspension shall be cancelled or upheld. The person so suspended shall be entitled to be heard at the meeting.
Representation.
Article 12.
1.	Two members of the Board of Management may jointly represent the Company at law and otherwise.
2.	The Board of Management may authorize each of its members separately to represent the Company within the limits defined in the authorization.
3.	The Board of Management shall have the power to enter into legal acts as specified in Section 94 (1) of Book 2 of the Civil Code.
4.	The Board of Management may grant powers of attorney to persons, whether or not in the service of the Company, to represent the Company and may thereby determine the scope of such powers of attorney and the titles of such persons.
Conflicts of interests.
Article 13.
1.	In the event of a legal act or a lawsuit between the Company and:
a.	a member of the Board of Management him/herself; or

b.	the spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree of a member of the Board of Management; or

c.	another legal entity, though not a group company or participating interest of the Company, in which a member of the Board of Management is a member of the management or a member of the supervisory board; or

d.	another legal entity, though not a group company or participating interest of the Company, of which a member of the management has a relationship under family law, as referred to above under b, with a member of the Board of Management; or

e.	another company with a capital divided in shares in which a member of the Board of Management has an interest that exceeds five percent (5%) of the issued capital; or

f.	a partnership in which a member of the Board of Management is a partner;
and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the legal act or the lawsuit. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board.
2.	In the cases referred to in clause 1, the Company shall be represented, without prejudice to the provisions of the last sentence of Section 146 of Book 2 of the Civil Code, by the member of the Board of Management or the member of the Supervisory Board that the Supervisory Board designates for that purpose. In other cases of a conflict of interests with

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the Company the powers of a member of the Board of Management shall not be withdrawn.
3.	Legal acts as referred to in clause 1 shall be mentioned in the Company’s annual report for the financial year in question.
4.	Without prejudice to what is stated in these articles of association, the provisions of this article may be worked out in further detail in the Rules of Procedure of the Board of Management.
Board of Management; rules of procedure.
Article 14.
Subject to the approval of the Supervisory Board, the Board of Management shall draw up Rules of Procedure, regulating, inter alia, the mode of convening its meetings and the internal procedure at such meetings.
Approval of resolutions of the Board of Management.
Article 15.
1.	Without prejudice to the provisions made elsewhere in these articles of association, resolutions of the Board of Management concerning the following matters shall be subject to the approval of the Supervisory Board:
a.	issue of shares in the Company, restricting or excluding the pre-emption right in the event of an issue of shares, acquisition of shares in the capital of the Company and the disposal of shares thus acquired; issue of debentures chargeable to the Company;

b.	cooperation in the issue of certificates of shares in the Company;

c.	application for quotation or for withdrawal of the quotation of the securities referred to under a. and b. in the price list of any stock exchange;

d.	any investment involving expenditure equal to at least one quarter of the issued share capital plus the reserves of the Company, as shown by its balance sheet and explanatory notes;

e.	a proposal to amend the articles of association;

f.	a proposal to dissolve the Company or for a legal merger or split-off of the Company;

g.	a petition for bankruptcy or for a moratorium of payments;

h.	a proposal to reduce the issued share capital;

i.	a significant change in the identity or nature of the Company or the enterprise, including in any event:
(i)	transferring the business of Company, or almost the entire business of the Company, to a third party;

(ii)	entering into or discontinuing long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company;

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(iii)	acquiring or disposing of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries.
2.	At least once per year the Board of Management shall submit to the Supervisory Board for approval the strategy designed to achieve the Company’s operational and financial objectives and, if necessary, the parameters to be applied in relation to that strategy.
3.	The Supervisory Board may grant the approvals required in accordance with this article either for a specific legal act, or for a group of such legal acts.
4.	The Supervisory Board may also, after consultation with the Chairman of the Board of Management and in a resolution to this effect, make other resolutions of the Board of Management, which are to be clearly defined, subject to its approval. The Supervisory Board shall immediately notify the Board of Management of such a resolution.
Board of Management; absence or inability to act.
Article 16.
Without prejudice to the statutory provisions, absence or inability to act of members of the Board of Management is regulated in the Regulations of the Board of Management.
Board of Management; remuneration and indemnification.
Article 17.
1.	The policy on the remuneration of the Board of Management is adopted by the General Meeting of Shareholders upon the proposal of the Supervisory Board.
2.	With regard to remuneration schemes - in force for one or several years - in the form of shares or rights to take shares, the Supervisory Board shall submit a proposal to the General Meeting of Shareholders for approval.
3.	The remuneration and the other terms and conditions of employment of the members of the Board of Management are determined by the Supervisory Board, with due observance of the policy referred to in clause 1.
4.	Unless the law provides otherwise, the current and former members of the Board of Management are reimbursed for:
a.	the reasonable costs of defending claims for damages or defence costs in other legal proceedings;

b.	any damages which they are ordered to pay;

c.	the reasonable costs of appearing in other legal proceedings in which they are involved in their (current or former) function as hereinafter referred to, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf,

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in respect of an act or failure to act in the exercise of the function of the respective member of the Board of Management or of another function which he or she performs or has performed at the request of the Company - in the latter case reimbursement shall only be for an amount that is not reimbursed in respect of that other function.
There will be no entitlement to the reimbursement referred to above, and any reimbursement already paid must be paid back, if and insofar as:
a.	it has been established in final judgement by a Dutch court or, in the case of arbitration, by an arbitrator that the act or failure to act can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), unless the law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to the standards of reasonableness and fairness (“redelijkheid en billijkheid”);

b.	the costs or damages are directly connected with or arise from a legal proceeding between a current or former member of the Board of Management and the Company itself or its group companies, except legal proceedings which have been instituted by one or more shareholders on behalf of the Company, in conformity with Dutch law or otherwise;

c.	the costs and/or damages are reimbursed by insurers under an insurance policy.
5.	The Company may take out liability insurance on behalf of the persons concerned.
6.	The Supervisory Board may by agreement give further implementation to what is stated above.
Supervisory Board; task.
Article 18.
1.	The Supervisory Board shall be responsible for supervising the policy pursued by the Board of Management and the general course of affairs in the group of companies, of which the Company forms part. The Supervisory Board shall assist the Board of Management with advice relating to the general policy aspects connected with the activities of the Company and of the group of companies associated with it.
2.	The Board of Management shall provide the Supervisory Board with such information as the Supervisory Board needs for the performance of its duties and shall regularly report on the course of business of the group of companies associated with it. At least once per year the Board of Management shall inform the Supervisory Board in writing of the main lines of the Company’s strategic policy, the general and financial risks and the system of management and control.
Supervisory Board; appointment.
Article 19.
1.	The members of the Supervisory Board shall be appointed and may be removed by the General Meeting of Shareholders.

The Supervisory Board shall consist of at least five members.

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2.	Members of the Supervisory Board shall be appointed by the General Meeting of Shareholders from a binding list of one person or as many as the law requires for each vacancy to be filled, drawn up by the Supervisory Board. Votes in respect of persons who have not been so nominated shall be invalid. A list of nominees shall be deposited for inspection by shareholders at the office of the Company, as from the date the notice convening the General Meeting of Shareholders at which the appointments are to be made is served until the close of that meeting and shall be published on the Company’s website. If a binding list of nominees has not been drawn up or has not been drawn up in time, this will be stated in the notification, then the General Meeting of Shareholders shall be free to appoint.

Without prejudice to the provisions of the first sentence and in compliance with Section 142 (3) of Book 2 of the Civil Code, a proposal to appoint a member of the Supervisory Board may only be placed on the agenda of the general geeting of shareholders by the Supervisory Board, though only in consultation with the Board of Management. Persons as referred to in Section 160 of Book 2 of the Civil Code shall not be appointed.
3.	The list of nominees referred to in clause 2 of this article may be deprived of its binding character by a resolution adopted at a general meeting of shareholders by a simple majority of the votes cast, representing at least one third of the issued share capital. In that event, a new binding list shall be submitted to a subsequent general meeting of shareholders with due observance of the provisions of the preceding clauses of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, then the General Meeting of Shareholders shall be free to appoint. If a simple majority of the votes cast is in favor of the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital that represented by such majority. In the event that at such meeting the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character is adopted, the provisions in the second and third sentences of this clause shall apply accordingly.
4.	A member of the Supervisory Board shall retire at the end of the next general meeting of shareholders held after a period of four years following his appointment.

After having held office for the first period of four years, members of the Supervisory Board are eligible for re-election only twice for a full period of four years, as referred to above. In specific cases the Supervisory Board may resolve to deviate from this provision.

The Supervisory Board may establish a rotation schedule.
5.	A resolution to suspend or remove a member of the Supervisory Board, other than a resolution proposed by the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one third of the issued share capital.
Article 20.
1.	The members of the Supervisory Board shall appoint from their number a Chairman, a Vice-Chairman and a Secretary.
2.	The Supervisory Board may appoint one of its members to be a Delegate Member and in so doing determine the period of such appointment. Without prejudice to the duties and responsibilities of the Supervisory Board and of its members, the Delegate Member shall,

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on behalf of the Supervisory Board, maintain more frequent contact with the Board of Management with regard to the general course of affairs within the scope of article 18 of these articles of association. In so doing, the Delegate Member of the Supervisory Board shall assist the Board of Management with advice.
3.	Without prejudice to the duty and responsibility of the Supervisory Board as such, the latter body may resolve to have certain tasks performed or prepared and certain powers exercised or prepared by a commission from their number. Such a resolution shall specify the chairman and the secretary thereof and in what manner and how frequently such commission shall render account to the Supervisory Board as such.
Supervisory Board; meetings and adoption of resolutions.
Article 21.
1.	The Supervisory Board may adopt resolutions by absolute majority of the votes cast at a meeting attended by at least one-third of its members. The Supervisory Board may adopt resolutions in writing outside a meeting provided that the proposals for such resolutions have been sent in writing to all members and no member is opposed to this method of adopting a resolution, and provided that in such a case more than half of the members declare themselves in favour of the proposals.
2.	Minutes shall be kept of the proceedings of the Supervisory Board, which in any case shall include the resolutions adopted by the meeting. In the event that the resolutions are adopted outside a meeting, as referred to in the second sentence of the preceding clause, the resolutions so adopted shall be recorded in writing by the Secretary. Such record shall be signed by the Chairman and the Secretary.
3.	A certificate signed by two members to the effect that the Supervisory Board has adopted a particular resolution shall constitute evidence of such a resolution in dealings with third parties.
4.	The members of the Board of Management shall, if so invited by the Supervisory Board, attend the meetings of the Supervisory Board.
Supervisory Board; rules of procedure.
Article 22.
The Supervisory Board shall draw up Rules of Procedure regulating the mode of convening its meetings and the internal procedure at such meetings, including regulations for its committees.
Supervisory Board; remuneration and indemnification.
Article 23.
1.	Upon a proposal made by the Supervisory Board, the General Meeting of Shareholders shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. The same applies to members of committees established by the Supervisory Board and to the Chairman. Members of the Supervisory Board shall not be granted shares and/or rights to shares by way of remuneration.

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2.	Unless the law provides otherwise, the current and former members of the Supervisory Board are reimbursed for:
a.	the reasonable costs of defending claims for damages or defence costs in other legal proceedings;

b.	any damages which they are ordered to pay;

c.	the reasonable costs of appearing in other legal proceedings in which they are involved in the capacity of their (current or former) function as hereinafter referred to, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf, in respect of an act or failure to act in the exercise of the function of the respective member of the Supervisory Board or of another function which he or she performs or has performed at the request of the Company - in the latter case reimbursement shall only be for an amount that is not reimbursed in respect of that other function.
There will be no entitlement to the reimbursement referred to above, and any reimbursement already paid must be paid back, if and insofar as:
a.	it has been established in final judgement by a Dutch court or, in the case of arbitration, by an arbitrator that the act or failure to act can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), unless the law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to the standards of reasonableness and fairness (“redelijkheid en billijkheid”);

b.	the costs or damages are directly connected with or arise from a legal proceeding between a current or former member of the Supervisory Board and the Company itself or its group companies, except legal proceedings which have been instituted by one or more shareholders on behalf of the Company, in conformity with Dutch law or otherwise;

c.	the costs and/or damages are reimbursed by insurers under an insurance policy.
3.	The Company may take out liability insurance on behalf of the persons concerned.

4.	The Supervisory Board may by agreement give further implementation to what is stated above.
General meetings of shareholders; general.
Article 24.
1.	The ordinary general meeting of shareholders shall be held each year not later than the thirtieth day of June and, at the Board of Management’s option, at Eindhoven, at Amsterdam, at The Hague or at Rotterdam; the notice convening the meeting shall inform the shareholders accordingly.

Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the Supervisory Board or the Board of Management, and must be held if one or more shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with.

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If the Supervisory Board and the Board of Management fail to comply with a request as referred to in the preceding clause in such a manner that the General Meeting of Shareholders can be held within six weeks after the request, the persons making the request may be authorized by the (temporary) relief judge (“voorzieningenrechter”) of the District Court at ‘s-Hertogenbosch to convene the meeting themselves.
2.	The general meeting of shareholders will in any case deal with and deliberate on the following:
a.	the Company’s annual report, which includes at least:
-	the Board of Management’s report;

-	the annual accounts with explanation and appendices;

-	the Supervisory Board’s report;
this being without prejudice to the possibility of a deferment granted to the Board of Management, as provided in Section 101 of Book 2 of the Civil Code;
b.	proposals placed on the agenda by the Supervisory Board and the Board of Management or shareholders in accordance with the provisions of these articles of association;
c.	the filling of vacancies on the Board of Management and/or the Supervisory Board in accordance with the provisions of these articles.
3.	Resolutions of the Board of Management concerning a significant change in the identity or nature of the Company or the enterprise shall be subject to the approval of the General Meeting of Shareholders, including in any event:
a.	transferring the business of the Company, or almost the entire business of the Company, to a third party;

b.	entering into or discontinuing long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company;

c.	acquiring or disposing of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last annual accounts of the Company, by the Company or one of its subsidiaries.
General meeting of shareholders; convening of meeting and agenda.
Article 25.
1.	The notice convening a general meeting of shareholders shall be published in the form of an advertisement which in the Netherlands shall be inserted in at least one national daily newspaper and, at the Board of Management’s option, in one or more foreign newspapers. In addition, holders of registered shares shall be notified by letter or, insofar as permitted by law, by the use of electronic means of communication that the meeting is being convened.
2.	The notice convening the meeting shall be issued by the Board of Management. In the case envisaged in the third paragraph of clause 1 of the preceding article, the notice shall be issued by the shareholders therein specified, subject to the relevant provisions of Section 111 of Book 2 of the Civil Code.

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3.	The notice convening the meeting shall be issued no later than on the fifteenth day prior to the meeting.
4.	Without prejudice to what is provided in this respect elsewhere in these articles, the agenda shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board. Furthermore the agenda shall contain such business as one or more shareholders representing solely or jointly at least one-hundredth of the issued share capital or holding shares in the share capital of the Company which according to the Official List of Euronext Amsterdam N.V. represent a value of at least fifty million euros, have requested the Supervisory Board and the Board of Management in writing to place on the agenda, at least sixty days before the date of the meeting. The Supervisory Board and the Board of Management may resolve not to place such business proposed by shareholders on the agenda if they are of the opinion that such request would be detrimental to the serious interests of the Company. The meeting shall not adopt resolutions on matters other than those which have been placed on the agenda.
5.	Without prejudice to the provisions of Sections 99 and 123 of Book 2 of the Civil Code, the notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by shareholders at the office of the Company and that copies thereof are available free of charge in such places as are mentioned in the notice. The agenda and the explanatory notes thereto prepared by the Board of Management and the Supervisory Board shall also be published on the Company’s website.
General meeting of shareholders; registration date.
Article 26.
1.	All shareholders are entitled, without prejudice to the provisions of article 6, clause 2, to attend the general meeting of shareholders, to address the meeting and, subject to the provisions of Section 118 (7) of Book 2 of the Civil Code, to vote. They may exercise the aforementioned rights at a meeting only for the common shares which on the day of the meeting are registered in their name, without prejudice to the provisions of clause 6 of this article.
2.	In order to exercise the rights mentioned in clause 1 of this article, a holder of bearer shares must submit to the Company at the meeting a receipt of deposit which has been issued by a deposit office mentioned in the notice. The depository issues such receipt of deposit after it has received confirmation from an institution affiliated with Necigef that the shareholder has a share in a collective deposit (“verzameldepot”) which such institution holds with Necigef and that the shareholder will hold the number of shares mentioned in the confirmation until the end of the meeting. The notice shall mention the last day on which the depository issues a receipt of deposit.
3.	In order to exercise the rights mentioned in clause 1 of this article, the holders of registered common shares shall notify the Company in writing of their intention to do so no later than on the day and at the place mentioned in the notice convening the meeting, and also - insofar as Type II common shares are concerned - stating the identifying number of the common share certificate.
4.	In order to exercise the rights mentioned in clause 1 of this article, the holders of preference shares shall notify the Company of their intention to do so no later than on the day prior to the meeting.

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5.	The Company shall send a card of admission to the meeting to shareholders who have notified the Company of their intention in accordance with the provisions of the three preceding clauses.
6.	In deviation from the provisions of clause 1 of this article, the Board of Management may determine that with respect to common shares such persons shall be deemed to have the right to vote and the right to attend the general meeting of shareholders as at a time to be determined by the Board of Management are registered as shareholders in one or more registers designated by the Board of Management, regardless of who is entitled to the relevant shares at the time of the general meeting of shareholders. The notice convening the meeting must state the registration date and also indicate the manner in which registration may take place and the manner in which shareholders may exercise their rights. The Board of Management determines the manner in which shareholders may have themselves registered and the manner in which they may exercise their rights. This procedure may deviate from the provisions set out in clauses 2 and 3 of this article. The registration date shall be determined with due observance of applicable statutory provisions.
7.	Shareholders, usufructuaries and pledgees who are entitled to attend a general meeting may be represented by proxies with written authority. Without prejudice to the provisions of the preceding clauses of this article, the written authorization must be deposited not later than at the time and at the place indicated in this article.
Article 27.
With regard to the exercise of the rights referred to in the preceding article, the Company is entitled to regard as correct the statements regarding the registrations, depositing of share certificates and/or the granting of authorizations by shareholders, and regarding the quantities to which the registrations, deposits and/or authorizations relate, which are made to it in due time by the institutions designated for that purpose in the notice convening the meeting.
General meeting of shareholders; conduct and record of the meeting.
Article 28.
1.	General meetings of shareholders shall be presided over by the Chairman of the Supervisory Board or by any other person nominated by the Supervisory Board. The Chairman may restrict the time for which shareholders may speak, if he considers this to be desirable with a view to the orderly conduct of the meeting.
2.	The resolutions adopted at a general meeting of shareholders shall be recorded by a civil law notary. Such record shall be co-signed by the chairman of the meeting. The latter shall ensure that a summary account is made of the business transacted at the meeting.
Article 29.
1.	Unless otherwise stated in these articles, resolutions shall be adopted by a simple majority of votes. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting, including the possibility of voting by acclamation. In the event of voting by acclamation, the votes against will be recorded if a request to this effect is made.
2.	In the event of an equality of votes the relevant proposal shall be deemed to have been rejected.

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General meeting of shareholders; votes.
Article 30.
Each common share and each preference share shall entitle to one (1) vote.
Meeting of holders of preference shares.
Article 31.
1.	Separate meetings of holders of preference shares shall be held as often as a resolution of the meeting of holders of preference shares is required by statutory provisions or these articles of association, and further as often as the Board of Management or the Supervisory Board deems this necessary, and must be held if one or more holders of preference shares representing at least one-tenth of the capital issued in the form of preference shares make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.
2.	A meeting of holders of preference shares shall be convened no later than on the fifteenth day prior to the meeting by a letter addressed to the persons entitled to attend this meeting.
3.	Meetings of holders of preference shares shall be held at Eindhoven, at Amsterdam, at The Hague or at Rotterdam. The notice convening the meeting shall inform the holders of preference shares in respect thereof. Articles 26 to 30 inclusive shall apply accordingly to meetings of holders of preference shares.
4.	At a meeting of holders of preference shares at which the whole of the capital issued in the form of preference shares is represented, valid resolutions may be adopted, provided that the vote is unanimous, even if the provisions governing the place of the meeting, the manner in which it is convened, the period of notice and the specification in the notice of the business to be dealt with have not been observed.
Meeting of holders of common shares.
Article 32.
Separate meetings of holders of common shares shall be held as often as a resolution of the meeting of holders of common shares is required by statutory provisions or these articles of association. The provisions of article 24, clause 1 and articles 25 to 30 inclusive shall apply accordingly to such a meeting.
Report of the Board of Management and annual accounts.
Article 33.
1.	The Company’s financial year shall be identical with the calendar year.
2.	Without prejudice to the provisions of article 24, clause 2, the Board of Management shall, within four months after the close of each financial year, draw up annual accounts and an annual report in accordance with the rules which apply to the Company in this regard. The annual accounts shall consist of a balance sheet in respect of the financial year then ended

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and a profit and loss account for that financial year, with the explanatory notes thereto and additional information required by law. These documents, accompanied by an auditor’s report thereon, as referred to in Section 393 of Book 2 of the Civil Code, shall be submitted for approval to the Supervisory Board, which appends its own report to them. Following approval by the Supervisory Board, these documents shall be signed by the members of the Board of Management and the members of the Supervisory Board and published together with the abovementioned documents.

3.	With the approval of the Supervisory Board, the Board of Management shall have the power to determine what portion of the profit — the positive balance of the profit and loss account — shall be retained by way of reserve. Not available for retention in this way are amounts needed for (a) the formation of legally required reserves and/or (b) distributions as referred to in clauses 1 to 3 of article 34.

4.	The auditor as referred to in clause 2 of this article shall be appointed by the General Meeting of Shareholders upon the proposal of the Board of Management and the Supervisory Board for a maximum period of three years, after which the General Meeting of Shareholders may resolve to reappoint the auditor for a new period of three years. If the General Meeting of Shareholders does not make such an appointment or reappointment, then the Supervisory Board shall have the power to do so.

5.	The annual accounts and the accompanying documents shall be submitted to the General Meeting of Shareholders for consideration. The annual accounts shall be adopted by the General Meeting of Shareholders. The annual report shall be made available to the shareholders in the manner permitted by law.

6.	The auditor as referred to in clause 2 of this article shall be invited to attend the ordinary general meeting of shareholders. Questions may be put to him at the meeting about his report.
Appropriation of profits.
Article 34.
1.	From the profit shown in the annual accounts adopted by the General Meeting of Shareholders, the percentage mentioned below of the amount required to be paid from time to time in the course of the financial year concerned on the preference shares shall, as far as possible and in compliance with the provisions of Section 105 (2) of Book 2 of the Civil Code, first be distributed on those shares. The dividend on the preference shares shall only be distributed for the number of days that such shares were actually outstanding in the financial year concerned.

2.	The percentage referred to in clause 1 shall be equal to the Average Main Refinancing Rates during the financial year for which the distribution is made, plus two per cent (2%).Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank.

3.	If the profit for a financial year is declared and one or more preference shares have been withdrawn or preference shares have been fully repaid in that financial year, those persons who according to the register referred to in article 7 were holders of preference shares at

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the time of the said withdrawal or repayment shall have an inalienable right to a distribution of profit as described below. The profit which, if possible, shall be distributed to the said persons shall be equal to the amount of the distribution to which they would have been entitled under the provisions of clause 1 if they had still been holders of the aforementioned preference shares at the time when the profit was declared, this being calculated on the basis of the period for which they were holders of preference shares in the said financial year, a part of a month being counted as a full month. With regard to an alteration to the provisions of this clause, the proviso referred to in Section 122 of Book 2 of the Civil Code is made.

4.	The profit that remains after the application of clause 3 of article 33 and clauses 1 to 3 inclusive of this article, shall be at the disposal of the General Meeting of Shareholders, which is empowered to withhold distribution in whole or in part or to make a distribution in whole or in part to holders of common shares in proportion to their holdings of common shares.
Distributions.
Article 35.
1.	Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board, the General Meeting of Shareholders shall be entitled to resolve to make distributions charged to the “other reserves” shown in the annual accounts or charged to “share premium account”.
2.	Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board, the General Meeting of Shareholders shall be entitled to make distributions to shareholders under article 34, article 35, clause 1 and article 36 in the form of the issue of common shares.
Article 36.
At its own discretion and having regard to the statutory provisions relating thereto, the Board of Management, with the prior approval of the Supervisory Board, may distribute from the profits for the current financial year one or more interim dividends on the shares before the annual accounts for any financial year have been approved and adopted at a general meeting.
Article 37.
1.	The Board of Management determines for various types of shares on what dates and in what form distributions will be payable.

Notices relating to such distributions shall be given with due observance of the statutory provisions in such manner as the Board of Management may deem appropriate.

The provisions of this article shall apply accordingly in the event of a share issue with preemption subscription rights.

2.	Cash distributions in respect of shares for which Type II share certificates are outstanding shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of the country concerned, converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date to be fixed and announced by the Board of Management. This date may not be set earlier than the day before the date on which the distribution is declared and not later than the date which has been fixed for the shares

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concerned in accordance with the provisions of clause 3.

3.	With regard to the provisions of article 6, clause 2 and of article 7, the person entitled to any distribution on registered shares shall be the person in whose name the share is registered or, in the case of limited rights in rem, the person whose right appears well- founded at the date to be determined for that purpose by the Board of Management in respect of the distribution for each of the different types of shares.

4.	A person entitled to a distribution on a bearer share for which a share certificate is outstanding shall, in order to exercise his right to such distribution, arrange for the dividend sheet appertaining to that share to be in the safe-keeping of a depositary as mentioned in article 6, clause 4, at such a time as shall be specified by the Board of Management. In respect of distributions referred to herein, the Company shall have discharged its liability to the persons entitled thereto by making these distributions available to the depositary referred to in article 6, clause 4 or to one or more third parties designated by the latter and the Company, in favour of the persons in whose name the dividend sheets were held by the depositaries at the aforementioned time.

5.	Rights of payment of distributions in cash shall lapse if such distributions are not claimed within five years following the day after the date on which they were made available.

6.	In the case of a distribution in shares, any shares not claimed within a period to be determined by the Board of Management shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. These persons are entitled only to the net proceeds in cash of such a sale. This entitlement will be forfeited if the proceeds are not claimed within five years following the day after the date on which the distribution in shares was made payable.

7.	In the case of a distribution in the form of shares on registered shares, those shares shall be added to the share register. A Type II share certificate for a nominal amount equal to the number of shares added to the register shall be issued to holders of Type II shares, without prejudice to the provisions of article 6, clause 4.

8.	The Board of Management may, for reasons which it considers sufficient, and subject to such conditions as it may consider necessary, rule that the provisions of clause 1, second paragraph and clause 4 of this article shall not apply.
Amendment of articles of association and dissolution.
Article 38.
1.	A resolution to amend the articles of association or to dissolve the Company shall be valid only provided that:
a.	the approval of the Supervisory Board has been or will be obtained;

b.	the full proposals have been deposited for inspection by shareholders at the office of the Company, and have been published on the Company’s website as from the day on which the said notice is served until the close of that meeting;

c.	the resolution is adopted at a general meeting of shareholders at which more than half of the issued share capital is represented and by at least three-fourths of the votes cast; if the requisite share capital is not represented at a meeting called for that purpose, a further meeting shall be convened, to be held within eight weeks of the first meeting, at

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which, irrespective of the share capital represented, the resolution can be adopted by at least three-fourths of the votes cast.
2.	Where a resolution as referred to in the preceding clause of this article is submitted by the Board of Management, the General Meeting of Shareholders may, notwithstanding the provisions of clause 1 c. of this article, resolve by absolute majority of votes to amend the articles of association or to dissolve the Company, without more than half of the issued capital having to be represented.
Article 39.
Should the Company be dissolved, the liquidation and apportionment shall be effected by the Board of Management in compliance with the relevant provisions of Book 2 of the Civil Code and, insofar as they are not inconsistent with the latter, the articles of association.
In adopting a resolution to dissolve the Company, the General Meeting of Shareholders may approve the payment of a remuneration to the liquidators.
Article 40.
From the balance of the liquidation, a distribution shall first be made on every preference share to the amount paid thereon and the residue thereafter shall be distributed on the common shares.
Transitional provision.
Article 41.
Rights attached to common shares which were outstanding upon the amendment of the articles of association of the first day of August two thousand may not be exercised so long as these common shares have not been converted into common shares with a nominal value of twenty euro cents (EUR 0.20) in accordance with such notarial deed, and, as far as applicable, in compliance with the amendments of the articles of association of the sixth day of May nineteen hundred ninety-four, the twenty-ninth day of May nineteen hundred ninety-nine and the seventeenth day of April two thousand. Upon conversion the shareholder is entitled to the payment of dividends insofar as this right has not lapsed under the provisions of article 37, clause 5 of these articles of association.